July 7, 2006

Mr. Eric S. Rosenfeld
Chairman of the board
Rhapsody Acquisition Corp.
10 East 53rd Street, 35th Floor
New York, New York 10022

RE: **Rhapsody Acquisition Corp.**
Registration Statement on Form S-1
Filed June 2, 2006
File No. 333-134694

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, provide the staff with a copy of the letter or a call from the NASD that it has no objection regarding the underwriters' compensation arrangements.

2. In exhibit 10.14, Subscription Agreement, it appears that Graubard Miller is acting as the escrow agent for the funds received in the private placement of the Warrants. In the registration statement, please clarify Graubard Miller's involvement in the private placement.

3. Please tell us the factors you considered in determining to value this offering at $36,000,000. What factors did you consider when determining that you might need $33,790,000 in the trust fund to effect the business combination contemplated by the registration statement? We note your disclosure that you do not have any specific business combination and have not taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate. It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company's corporate existence was established on April 24, 2006 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Rhapsody Acquisition Corp. Given management's extensive and high-level experience in acquisitions, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

4. We note your disclosure that the company's amended and restated certificate of incorporation provides that you will continue in existence only until twenty four months from the date of the prospectus. We further note the statement on page 31 that "[i]f we have not completed a business combination by such date, our corporate existence will cease except for the purpose of winding up our affairs and liquidating pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if our board of directors and stockholders had formally voted to approve our dissolution. As a result, no vote would be required from our stockholders to commence such a dissolution and liquidation." Please provide us with a legal analysis as to whether or not limiting the corporate existence, under Section 102(b)(5) of the Delaware General Corporation Law, will allow the company not to comply with Section 275 of the DGCL and avoid a shareholders vote regarding the company's dissolution. Also confirm that notwithstanding the revisions to Section 102(b)(5) of the DGCL, Section 278 of

the DGCL requires that the company continue for the term of three years from the dissolution to wind up the affairs of the company.

5. We note disclosure that if the company does not consummate a business combination within 24 months from the date of the prospectus, the company will "promptly" distribute to public stockholders the amount in the trust account. Please reconcile this disclosure with the requirements under Section 278 of the DGCL, as to whether the company would be required to pay its creditors before distributing the funds held in trust to the stockholders.

6. We note the disclosure on page 5, "[i]n connection with any proposed business combination we submit to our stockholders for approval, we will also submit to stockholders a proposal to amend our amended and restated certificate of incorporation." It appears that this provision is not described in your amended and restated certificate of incorporation. Please advise or revise. Further, please explain what would result if, in connection with a business combination, the shareholders vote to extend your corporate life but vote against the business combination. Please also clearly disclose the votes required to approve the extension of your corporate existence.

7. Please discuss the financial ability of Mr. Rosenfeld to meet personal payment obligations to all vendors and prospective target businesses.

8. We note the disclosure that the initial per share liquidation price for shareholders will be $7.59, or $0.41 less that the per-unit offering price of $8.00. Please expand to clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that Mr. Rosenfeld will be able to satisfy his indemnification obligations as disclosed.

Registration Statement Fee Table

9. Rule 416 may not cover the adjustments contemplated by the warrants, and an "indeterminate number of shares" cannot be registered. Please revise the footnote language to clarify what Rule 416 covers or delete the reference.

Risk Factors, page 9

10. It appears from review of section 6.1 of the warrant agreement filed as exhibit 4.5 that the company may redeem the warrants at a price of $.01 per warrant under certain conditions. This provision also allows the warrant holders to exercise the warrants at any time after the notice of redemption. Section 3.3.2 however, indicates the company is not obligated to deliver any securities related to the exercise of the warrants unless there is an effective registration statement. Please revise to disclose in the risk factors that under terms of the warrant agreement, the

warrant holder may be unable to exercise the warrant when desired, and therefore the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

11. In the introductory paragraph, clarify that you disclose all "material" risks here.

12. We note risk factor seven. Please clearly disclose the circumstances when stockholders "may" be held liable for claims by third parties for claims against the trust. Clarify the extent of the indemnification and any limitations on the indemnifications to your management and stockholders.

13. You state that you do not intend to follow the requirements imposed by Sections 280 through 282 and your stockholders may be liable for claims to the extent of distributions received by them and such liability may extend beyond the third anniversary of the dissolution. Please discuss the ramifications of liability to your investors for your company's failure to follow the procedures imposed by Delaware General Corporation Law. Specifically, how long of a period the liability may extend. Also discuss whether the company will comply with Section 278 of the DGCL and whether the company will pay its creditors prior to the distribution to shareholders.

14. In risk factor ten discussion, in addition to the risk of your ability to be successful being dependent upon the efforts of your key personnel, you also discuss the simultaneous negotiation of employment or consulting agreements and the benefits they would receive. Please do not bundle risks and discuss this possible conflict of interests under a separate risk factor subheading.

15. In risk factor 12, please state whether any members of your management and board of directors have current obligations to present business combination opportunities to other entities and identify the entities.

16. Please also discuss as a material risk factor how the funds held in the trust could be subject to a bankruptcy proceeding.

17. In the risk factor under the subheading "[i]f we are deemed to be an investment company …," please expand the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

Capitalization, page 21

18. It appears that the value reported for "as adjusted" common stock at May 17, 2006 does not exclude the shares subject to the conversion rights as disclosed. Please revise.

Use of Proceeds, page 26

19. In the use of proceeds table, use of net proceeds not held in trust, we note the line item of $150,000 for "Legal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiation of a business combination." Please explain these expenses in more detail. We also note another line item of $150,000 allocated to due diligence. Please explain why there are two separate amounts for due diligence. Please explain which line item would be allocated to pay officers and directors or existing stockholders for due diligence. Please clearly indicate which line item will be allocated to pay fees to market research firms and/or third party consultants to assist the company in performing due diligence. Please clearly indicate whether any of the reimbursements to stockholders will be for their payments to third parties for third parties' performance of due diligence. Please reconcile theses expenses with the disclosure in the MD&A section.

20. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

21. Footnote 1 to Item 13 in Part II indicates that you are required to pay Continental Stock Transfer & Trust annual fees of $3,000, $4,800, $2,400, and $1,800. Please disclose whether these fees are reflected in the use of proceeds table and how these fees will be paid.

22. In this section, please discuss whether, in the case of liquidation and dissolution, you will pay the costs of liquidation from the remaining assets outside of the trust account. Also, please clarify how you plan to pay the costs of liquidation and dissolution if there are not adequate funds outside of the trust.

Proposed Business, page 27

We have not identified a target business or target industry, page 27

23. We note that several of your officers and directors have been involved with other blank check companies. Please disclose whether Rhapsody Acquisition would

contact companies that were evaluated in the search for a target business by such other blank check companies.

Sources of target businesses, page 28

24. Please disclose whether you may enter into a business combination with any affiliates. If so, please identify the affiliated entities that may be considered.

25. We note the disclosure that "[i]n no event … will any of our existing officers, directors or stockholders, or any entity which they are affiliated, be paid any finder's fee." Please disclose whether the special advisor would be included in the prohibition of receiving a finder's fee.

26. Please disclose whether any of your officers, directors or existing shareholders will receive any finder's fee, consulting fees or any similar fees from any person or entity in connection with any business combination with respect to any entity with which your officers, directors or existing shareholders are affiliated.

Selection of a target business and structuring of a business combination, page 28

27. We note the statement that the factors to be considered on page 28 are not exhaustive. Please disclose the specific criteria that management has set for evaluating and finding a potential target business. Discuss how these factors will specifically be considered in finding a target business.

28. You state on page 29 that you have engaged EarlyBirdCapital to act as your investment banker to assist you in structuring a business combination and negotiating its terms and you will pay a fee of 1% of the total consideration paid in connection with the business combination. Please describe in greater details the material terms of the agreement, including services to be provided, and clarify how the cash fee at the closing will be paid. Disclose whether this fee is reflected in the "Use of Proceeds" table. Please also file the agreement as a material exhibit.

29. If the company would enter into a business combination with an affiliate entity of any of the company's officers, directors, stockholders or special advisor, please discuss whether the company would obtain an opinion from an unaffiliated, independent investment banking firm.

Conversion rights, page 31

30. We note on page 31 that none of your existing stockholders will have conversion rights with respect to any shares of common stock owned by them, whether included in their initial shares or purchased by them in this offering or in the

aftermarket. Please discuss whether they will have appraisal rights under Delaware law.

Liquidation if no business combination, page 31

31. You state that you will seek to have all prospective target businesses execute agreements with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. On page 28, you state, "[i]f any prospective target business refused to execute such agreement, it is unlikely we would continue negotiations with target business." It appears that there is a possibility that you will continue negotiations even if any prospective target business refused to execute such agreement. If so, please discuss in greater details under what circumstances you would continue negotiations. Furthermore, this appears contradictory to the disclosure on page 32 where you state that you are "obligated" to have all vendors, service providers and prospective target business execute agreements. Please revise.

32. You state that "any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder . . .." Please discuss whether stockholders may potentially be liable for amount more than described above because you did not follow the procedures set forth by the Delaware General Corporation Law.

Comparison to offerings of blank check companies, page 34

33. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly.

Underwriting, page 79

34. Please advise us whether the company or the underwriter(s) intend to conduct a directed share program in conjunction with this offering. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types

of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

General

35. Given that the offer and sale of the warrants and the securities underlying the warrants (including the securities underlying the UPO) are included in the units being registered, the offer and sale of the underlying securities are registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you plan to account for these warrants upon issuance. In this regard, it appears that pursuant to the guidance in paragraphs (14-18) of EITF 00-19 you may be required to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph (14) of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph (17) of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that it appears you are currently assuming that the warrants will be classified as equity upon issuance based on the review of your capitalization table and the summary financial data, as adjusted. If you conclude that liability classification will be required upon issuance, please revise your capitalization table, pro forma disclosures, and dilution information to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Part II

Recent Sales of Unregistered Securities

36. Please include the private placement in this section. Clarify when the agreement was entered into, the exemption relied upon and the facts supporting your reliance upon the exemption.

37. For the transactions relied upon Section 4(2) of the Securities Act, please address access to information test.

Item 17 Undertakings

38. Please include undertaking required by Item 512(a)(6) of Regulation S-K. Otherwise, explain why the undertaking does not apply to your company.

Exhibits

39. Please file validly executed exhibits. For example, we note exhibits 4.4, 4.5, 10.9, 10.11, and 10.13 are not signed.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Tom Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc: David Alan Miller, Esq.
       (212) 818-8881